Schrödinger, Inc.

120 West 45th Street, 17th Floor

New York, New York 10036

February 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schrödinger, Inc.
Registration Statement on Form S-1
File No. 333-235890
Request for Acceleration

Ladies and Gentlemen:

    Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Schrödinger, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-235890), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on February 5, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission.

    Once the Registration Statement has been declared effective, please orally confirm that event with Cynthia T. Mazareas of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6393.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

SCHRÖDINGER, INC.

By:	/s/ Ramy Farid
Name:	Ramy Farid
Title:	President and Chief Executive Officer

Signature Page to Acceleration Request